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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-03740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

H. G. WELLINGTON & CO., INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET
(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN O'BRIEN — **(212) 732-6800**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name)*

750 THIRD AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **THOMAS W. GRANT**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **H.G. WELLINGTON & CO., INC.**, as of **DECEMBER 31, 2003,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

Signature

PRESIDENT

Title

Notary Public

THOMAS E. McGEADY
Notary Public, State of New York
No. 01MC6061924
Qualified in Bronx County
Commission Expires July 23, 20 05

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

H. G. Wellington & Co., Inc.

Statement of Financial Condition

December 31, 2003

This report is filed pursuant to rule 17a-5(e)(3) under the securities Exchange Act of 1934 as a Public Document.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
H. G. Wellington & Co., Inc.
New York, New York

We have audited the accompanying statement of financial condition of H. G. Wellington & Co., Inc. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H. G. Wellington & Co., Inc. as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 24, 2004

H. G. Wellington & Co., Inc.

Statement of Financial Condition
Year Ended December 31, 2003

ASSETS

Cash and cash equivalents (Note 8)		$ 902,847
Cash held in segregated account (Note 2)		10,000
Deposits with clearing organizations (cash $478,625, U.S. treasury bills with a market value of $159,515, preferred stock with a market value of $1,375)		639,515
Receivables:		
Brokers, dealers and clearing organizations	$ 1,038,971	
Securities borrowed	276,400	
Customers (Note 3)	17,879,292	
Officers' secured margin accounts	2,524,305	21,718,968
Secured demand notes collateralized by marketable securities - non interest bearing		620,000
Memberships in stock exchanges:		
Owned by the Company at cost (latest sales price $103,000)	52,300	
Contributed for use of the Company, at latest sales price	1,500,000	1,552,300
Other assets		1,321,290
		$ 26,764,920

See Notes to Statement of Financial Condition.

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Payables:		
Short-term bank loans (Note 4)		$ 16,020,000
Brokers, dealers and clearing organizations		1,304,821
Customers (Note 3)		1,613,538
Officers		37,776
		18,976,135
Accrued expenses and other liabilities		2,367,197
		21,343,332
Subordinated liabilities:		
Membership in stock exchange, contributed for use of the Company - non interest bearing	$ 1,500,000	
Secured demand note collateral agreements, non interest bearing, maturing between February 28, 2004 and June 30, 2004	620,000	
Total subordinated liabilities		2,120,000
Commitments and contingencies (Notes 5, 6, 7 and 8)		
Stockholders' equity (Notes 6 and 7):		
Common stock:		
$1 par value, 415,000 shares authorized, 162,456 shares issued and outstanding	162,456	
Class B, $1 par value, 16,000 shares authorized, 11,000 shares issued and outstanding	11,000	
Paid-in capital	1,778,734	
Retained earnings	1,349,398	
Total stockholders' equity		3,301,588
		$ 26,764,920

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: H.G. Wellington & Co., Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. (the "Exchange") and other securities exchanges.

A summary of significant accounting policies follows:

Capital stock: The Company's common stock consists of common shares and Class B shares. The Certificate of Incorporation restricts the payment of dividends on common shares and prohibits the payment of dividends or the retirement of Class B shares, except in certain circumstances. Class B stockholders are entitled to three votes per share; common stockholders, one vote per share. During the year, the Company redeemed 1,000 and issued 800 common shares.

Securities transactions: Purchases and sales of customer securities and the related commission revenue and expense are reflected in the financial statement on a settlement-date basis; however, transactions are reviewed on a trade-date basis for significant changes and recorded, if material. At December 31, 2003, no such adjustments were necessary.

Investment advisory fees: Advisory fees are recognized quarterly as services are performed. Fees are based on the net asset value of each investment portfolio serviced. The Company receives certain advisory fees in advance, which are deferred and recognized as earned.

Exchange memberships: Memberships in stock exchanges owned by the Company are stated at cost and a membership contributed for the use of the Company by a director is stated at the latest sales price.

Office furniture, fixtures, equipment and leasehold improvements: The Company depreciates office furniture, fixtures and equipment on an accelerated basis over the estimated useful life of the asset for tax purposes, which approximates accelerated methods allowable under accounting principles generally accepted in the United States of America. Leasehold improvements are amortized over the lesser of the life of the improvement or the term of the lease. Equipment and improvements are included in other assets on the accompanying statement of financial condition. Accumulated depreciation was approximately $124,500 as of December 31, 2003.

Cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company does not consider cash or U.S. treasury bills held in its segregated special reserve account for customers as a cash equivalent.

Securities Borrowed: The Company borrows securities from various brokers on trades when customers do not remit securities to the Company on settlement date. Securities-borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained as necessary. Stock borrowed amounted to $276,400 as of December 31, 2003.

Use of estimates: The preparation of the financial statement in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Special Reserve Account for Customers

Pursuant to rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Account, maintained at a bank, cash or acceptable equivalents for the exclusive benefit of customers. Amounts on deposit at December 31, 2003 are comprised entirely of cash.

The Company was not required to make or maintain a deposit at December 31, 2003.

Note 3. Receivable From and Payable to Customers

Accounts receivable from and payable to customers includes amounts arising from cash and margin transactions from a diversified range of individuals. Securities owned by customers are held as collateral for these receivables and such collateral is not reflected in the financial statements.

Note 4. Short-Term Bank Loans

The Company utilizes short-term loans primarily to finance receivable balances in customers' and noncustomers' margin accounts. Interest charged on these loans approximates the broker call rate. The loan balance at December 31, 2003 is collateralized by customer and noncustomer margin account securities and securities underlying secured demand notes.

Note 5. Commitments and Contingent Liabilities

The Company leases its office space under a lease agreement expiring in December 2005, requiring minimum annual base rental payments of approximately $451,000. In addition, the Company has a month-to-month agreement to lease brokerage software.

The Company has provided the Options Clearing Corporation with a bank letter of credit in the amount of $1,500,000 to satisfy margin requirements. As of December 31, 2003, the required margin deposit of $226,689 was collateralized by customer securities.

Note 6. Stock Options

On December 31, 1993, the Company granted one of its officers an option to purchase 14,959 shares of the Company's common stock at an option price of $13.37 per share, for a value not to exceed $200,000. According to the original agreement, the options were exercisable in two equal installments of 7,479 shares. During 1999, the Company modified the agreement whereby the options are exercisable in one installment of 14,959 shares. The options, which previously had an expiration date of December 31, 2003, have been extended to December 31, 2004.

No options have been exercised through December 31, 2003.

Note 7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be terminated early.

At December 31, 2003, the Company had net capital of $2,825,887, which was $2,506,858 in excess of its required net capital.

Note 8. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations. Customer securities transactions are transacted on either a cash or margin basis and, in the case of the latter, credit is extended to customers subject to various regulatory and internal rules concerning the maintenance of adequate collateral by the customer.

In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased. These transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. Should the customers be unable to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. As discussed in Note 1, customers' securities transactions are recorded on a settlement-date basis (generally the third business day after the date a transaction is executed) in accordance with industry practice. The risk of loss associated with transactions executed but not yet settled is similar to settled transactions in that it relates to customers and brokers inability to meet the terms of their contracts.

The Company seeks to control this risk by monitoring collateral value on a daily basis and requiring additional collateral or the reduction of securities positions, when necessary, and establishing credit limits.

At December 31, 2003, the Company has borrowed approximately $9,400,000 from a bank which borrowings are collateralized by customer margin securities. Should the bank be unable to return the customers securities when required, the Company may be required to purchase such securities in the open market.

Included in payables to brokers and dealers, and due from clearing organizations are amounts due upon the receipt of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market at prices different from contract value. The Company monitors the credit standing of each broker and clearing organization with which it conducts business and requires deposits and additional collateral when necessary.

The company maintains its cash in bank deposit accounts which, at times, may exceed federal insured limits. The Company has not experienced any losses in such accounts. At December 31, 2003, a deposit in one account exceeded the federally insured limits.